Exhibit 99.3

Cayman Islands Company No. 346382	Number of ordinary shares to which this supplemental form of proxy relates(Note 1)	Class A ordinary shares
Class B ordinary shares

XPENG INC.

小鵬汽車有限公 司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

(the “Company”)

SUPPLEMENTAL FORM OF PROXY FOR 2021 FIRST EXTRAORDINARY GENERAL MEETING

I/We(Note 2)                                                                                                                                                                                                                                   of                                                                                                                                                                                                                                       being (a) shareholder(s) of                                                                                  class A ordinary share(s)/class B ordinary share(s)(Note 3) in the issued share capital of the Company with a par value of US$0.00001 each, hereby appoint the Chairman of the meeting(Note 4) or                                                                                                                                     of as my/our proxy to vote for me/us and on my/our behalf at the extraordinary general meeting of the shareholders of the Company (the “EGM”) to be held on December 8, 2021 at 11:00 a.m. Hong Kong time (or as soon as the conclusion of the class meeting of holders of class B ordinary shares), at No. 8 Sunggong Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC and at any adjournment of the EGM.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR resolutions 1 to 5.

My/Our proxy is instructed to vote on the resolutions specified below:

	For	Against	Abstain

Resolution 1 — Special Resolution THAT consider and approve the proposed Class-based Articles Amendments as detailed in the proxy statement dated October 22, 2021.
Resolution 2 — Special Resolution THAT consider and approve the proposed Non-class-based Articles Amendments as detailed in the proxy statement dated October 22, 2021.

Resolution 3 — Ordinary Resolution

THAT consider and approve the grant of a general mandate to the directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution as detailed in the supplemental proxy statement dated November 24, 2021.

Resolution 4 — Ordinary Resolution

THAT consider and approve the grant of a general mandate to the directors to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution as detailed in the supplemental proxy statement dated November 24, 2021.

Resolution 5 — Ordinary Resolution

THAT consider and approve the extension of the general mandate granted to the directors to issue, allot and deal with additional shares in the capital of the Company by the aggregate number of the shares repurchased by the Company as detailed in the supplemental proxy statement dated November 24, 2021.

Please tick (“✓”) the appropriate boxes to indicate your voting preference. You may also specify the number of shares to vote “For” or “Against” and/or “Abstain” in respect of each resolution in the voting boxes above. If you do not complete this section, your proxy will: (i) vote in the manner recommended by the Board of Directors on the above matters presented in the proxy statement dated October 22, 2021 (the “Proxy Statement”) and the supplemental proxy statement dated November 24, 2021 (the “Supplemental Proxy Statement”) ; and (ii) vote or abstain at his/her discretion with respect to any other matters properly presented at the EGM.

Signed:	Date: , 2021
Name:

*	For identification purpose only

NOTES

1.

Please insert the number and type of shares to which this supplemental form of proxy relates. If no number is inserted, this supplemental form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

3.	Please insert the number of ordinary shares in the issued share capital of the Company registered in your name(s) and delete as appropriate.

4.

This supplemental form of proxy is solicited by the Board of Directors. A proxy need not be a shareholder of the Company. A member may appoint a proxy of his/her own choice. If you wish to appoint someone else, please delete the words “the Chairman of the meeting” and insert the name(s) and address(es) of the person whom you wish to appoint in the space provided. The Chairman of the meeting will act as your proxy and vote FOR the relevant resolutions, whether or not such deletion is made, if no other name is inserted.

5.

If this supplemental form of proxy is returned without an indication as to how the proxy shall vote, the proxy will (i) vote in the manner recommended by the Board of Directors on the above matters presented in the Proxy Statement and the Supplemental Proxy Statement and (ii) vote or abstain at his/her discretion with respect to any other matters properly presented at the EGM.

6.	If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.

7.

This supplemental form of proxy is for use by shareholders only. If the appointor is a corporate entity, this supplemental form of proxy must either be under its seal or under the hand of an officer or attorney duly authorized for that purpose.

8.

To be valid, this supplemental form of proxy must be properly executed, dated and lodged (together with a duly signed and dated power of attorney or other authority (if any) under which it is executed (or a notarially certified copy or such power of attorney or other authority)) as follows:

a.

Persons who hold our class A ordinary shares or class B ordinary shares directly on our Cayman Islands register of members on the record date must return a proxy card (i) by mail or by hand to the offices of our registrar in the Cayman Islands (the “Cayman Registrar”): 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, or (ii) by email at HKFiduciaryServices@harneys.com.

b.

Persons who hold our class A ordinary shares directly on our Hong Kong register of members on the record date must return a proxy card by mail or by hand to the offices of our registrar in Hong Kong (the “Hong Kong Registrar”): Tricor Investor Services Limited, Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

so as to be received before 11:00 a.m. Hong Kong Time on December 6, 2021.

9.	Any alterations made to this supplemental form of proxy must be initialled by you.

10.

You may revoke your proxy by (i) re-submitting this supplemental form of proxy by mail or email or by hand before 11:00 a.m. Hong Kong Time on December 6, 2021 or (ii) attending the EGM and voting in person. Any written notice of revocation or subsequent proxy card must be received by the Cayman Registrar or the Hong Kong Registrar, as applicable, prior to 11:00 a.m. Hong Kong Time on December 6, 2021. Such written notice of revocation or subsequent proxy card should be sent to the Cayman Registrar or the Hong Kong Registrar, as applicable, by mail or email or by hand.

11.

The completion and return of this supplemental form of proxy will not prevent you from attending the EGM and voting in person should you so wish, although attendance at the EGM will not in and of itself revoke this proxy.

12.

In the case of joint holders, signature of any one holder will be sufficient, but the names of all the joint holders should be stated. The vote of the senior holder (according to the order in which the names stand in the register of members in respect of the holding) who tenders a vote in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s).

13.

This supplemental proxy form shall supersede and replace the proxy form issued by the Company on October 22, 2021 (the “Original Proxy Form”) and the Original Proxy Form shall be invalid. Shareholders who have signed and returned the Original Proxy Form should complete and return this supplemental proxy form in accordance with the instructions printed thereon.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the EGM (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to the Personal Data Privacy Officer of Tricor Investor Services Limited at the above address.